Filed Pursuant to Rule 424(b)(3)

Registration Number 333-141151

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus dated March 8, 2007 and Prospectus Supplements dated March 22, 2007, April 17, 2007 and May 9, 2007)

$300,000,000

Alliant Techsystems Inc.

This prospectus supplement supplements information contained in the prospectus dated March 8, 2007 and the prospectus supplements filed March 22, 2007, April 17, 2007 and May 9, 2007 covering the resale by the selling securityholders of our 2.75% Convertible Senior Subordinated Notes due 2011, which we refer to as the notes, and the ATK common shares issuable upon conversion of the notes.  This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendment or supplement thereto.  The terms of the notes are set forth in the prospectus.

Investing in the notes and our common shares involves risks.  See “Risk Factors” beginning on page 8 of the prospectus dated March 8, 2007.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 12, 2007

SELLING SECURITYHOLDERS

The following table provides information regarding the principal amount of notes beneficially owned by certain of our selling securityholders, the percentage of outstanding notes held by these selling securityholders, the number of our common shares beneficially owned by these selling securityholders and the number of our common shares each selling securityholder would beneficially own upon conversion of its entire principal amount of notes.

The table below supplements or amends the tables of securityholders contained on pages 70 through 75 of the prospectus dated March 8, 2007 and pages S-1 and S-2 of the prospectus supplements dated March 22, 2007, April 17, 2007 and May 9, 2007.  Where the name of a selling securityholder identified in the table below also appears in the table in a previous prospectus supplement, the information set forth in the table below regarding that selling securityholder supersedes the information in the previous prospectus supplement.  This information was furnished to us by the selling securityholders listed below on or before June 12, 2007.  Because selling securityholders may trade all or some of the notes listed at any time without notifying us, the table below may not reflect the exact value of notes held by each selling securityholder on the date of this supplement.

Name	Aggregate Principal Amount at Maturity of Notes that May be Sold	Percentage of Notes Outstanding	Number of Common Shares Beneficially Owned (1)	Number of Common Shares Underlying the Notes and Offered Hereby (2)
Argentum Multi-Strategy Fund Ltd- Classic	90,000	*	—	933
Nuveen Preferred and Convertible Income Fund	500,000	*	—	5,181

*                                         Less than one percent (1%).

(1)                                  Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act.  Excludes ATK common shares issuable upon conversion of the holder’s notes.

(2)                                  Assumes conversion of all of the holder’s notes at a conversion rate of 10.3617 ATK common shares per $1,000 principal amount of notes and that such conversion amount is not paid in cash.  This conversion rate is subject to adjustment as described under “Conversion Rate Adjustments” in the prospectus dated March 8, 2007.  As a result, the number of ATK common shares, if any, issuable upon conversion of the notes may increase or decrease in the future.

S-1